SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K/A

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Fiscal Year Ended December 31, 2006

 or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                                                   For the transition period from _______________ to ______________

                    Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

                THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
                                                                                                AFFILIATED COMPANIES PROFIT SHARING PLAN

                (Registrant)

                       By:  /s/ John Gerke
              John Gerke, Member of the Administration Committee

                  By:  /s/ Donna Ball
              Donna Ball, Member of the Administration Committee

Date: June 14, 2007

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Index
December 31, 2006 and 2005

                                                                         Page(s)

Reports of Independent Registered Public Accounting Firms                                       1-3

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005                                                                 4

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006                                                            5

Notes to Financial Statements                                                        6-11

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006                                                               12

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of December 31, 2005 were audited by other auditors whose report dated June 12, 2006 expressed an unqualified opinion on those financial statements.  As discussed in Note 2 to the financial statements, the Plan has adjusted its 2005 financial statements to retrospectively apply the change in accounting, effective December 31, 2006, to reclassify investments at contract value to fair value for fully benefit-responsive investment contracts upon adoption of FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  The other auditors reported on the financial statements before the retrospective adjustment.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We also audited the adjustments to the 2005 financial statements to retrospectively apply the change in accounting as described in Note 2.  In our opinion, such adjustments are appropriate and have been properly applied.  We were not engaged to audit, review, or apply any procedures to the Plan’s 2005 financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes (referred to as “supplemental schedule”) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                /s/ Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
June 14, 2007

Report of Independent Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the "Plan") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                                                               /s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 12, 2006

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value
Insurance company pooled separate accounts
Domestic equity	$ 15,879,175	$ 12,683,291
International equity	3,918,901	2,009,226
Asset allocation	3,239,949	2,854,256
Fixed income	1,596,114	1,496,435
Flexible equity	916,047	1,608,814
	25,550,186	20,652,022

Insurance Company Guaranteed Interest fund	20,426,930	19,632,253
Old Republic International Corporation common stock pooled account	7,384,333	7,880,866
Participant loans	892,043	971,124
Total investments	54,253,492	49,136,265
Employer contributions receivable	3,567,394	3,421,417
Total assets	57,820,886	52,557,682
Liabilities
Refund of excess participant contributions	55,435	52,437
Net assets available for benefits at fair value	57,765,451	52,505,245

Adjustment from fair value to contract value for
Insurance Company Guarantee Interest fund, a fully
benefit responsive investment contract	161,205	389,013

Net Assets Available for Benefits	$ 57,926,656	$ 52,894,258

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of pooled separate account investments	$ 2,830,472
Dividends and net appreciation in fair value of the Old Republic
International Corporation common stock pooled account	965,205
Interest, guaranteed interest fund	847,315
Interest, participant loans	56,596
Investment income	4,699,588
Contributions
Employer	3,567,394
Participants
Contributions	802,003
Rollovers	102,425
Total contributions	4,471,822

Total additions	9,171,410
Deductions from net assets attributed to
Benefits and withdrawals	4,135,085
Administrative expenses	3,927
Total deductions	4,139,012
Net increase	5,032,398
Net assets available for benefits
Beginning of year	52,894,258
End of year	$ 57,926,656

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the “Sponsor”).  Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code (IRC).

Contributions
The Sponsor makes contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year.  Contributions are allocated to eligible participants.

Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation any Plan year.

Contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or company when determined.   Excess contributions to be returned to participants based on qualification testing totaled $55,435 and $52,437 for the years ended December 31, 2006 and 2005, respectively.

Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings become 40% vested after one year of service.  Vesting percentages increase by 10% for each additional year, with full vesting after seven years of service.  Effective January 1, 2007, participants will be 40% vested after one year of service and 100% vested after six years of service.

Participant account balances provided by participant contributions and allocated Plan earnings are always fully vested.

Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ nonvested accounts.  Allocations of Plan earnings are based on participants’ daily account balances.  Sponsor contributions and forfeitures of nonvested accounts are allocated based on eligible annual compensation of participants.  The benefit to which a participant is entitled is the participant’s vested account.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Participants direct the investment of their account by electing among a variety of investment options offered by the Plan.  Participants may change their investment designation with respect to their account balance and future contributions at any time.

Forfeitures
If a participant terminates employment with the Sponsor prior to becoming fully vested, the nonvested portion of the Sponsor contributions and allocated earnings thereon are forfeited and are reallocated to eligible participants when the terminated participant incurs a break-in-service.  Forfeited amounts are reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement.  Unallocated forfeitures totaled $492,879 at December 31, 2006, and of the total, $183,345 will be allocated in 2007.

Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement or transferring amounts into an individual retirement account.

Participants may withdraw their voluntary contributions at any time.

Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½.  Such early withdrawals will not result in suspension of allocations of Sponsor contributions.

Participant Loans
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may have no more than two loans outstanding at one time.  Loans plus interest must be repaid within five years through payroll deductions.  These loans bear interest at the prevailing prime rate at the loan inception date.  The loans are collateralized by the vested balance in the participant’s account.  Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements under accounting principles generally accepted in the United States of America.

Effective for the year ended December 31, 2006, the Plan adopted the provisions of the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As described in FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan's guaranteed interest account is valued at fair value.  The fair value of the guaranteed interest account is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The guaranteed interest returns are dependent upon, among other factors, the underlying financial viability of the issuer of the contract.  Insurance company pooled separate accounts are reported by Massachusetts Mutual Life Insurance Company (the “Trustee”) at the fair value of the underlying investments.  The Old Republic International Corporation common stock pooled account invests solely in the common stock of Old Republic International (“ORI”), the ultimate parent of the Sponsor.  The value of the pooled ORI common stock account is based on the underlying quoted market value of the ORI common stock.  Participant loans are valued at unpaid principal balance and related accrued interest, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Benefits and Withdrawals
Benefits and withdrawals are recorded when paid.  At December 31, 2006 and 2005, there were no significant amounts due but unpaid to participants.

Income Tax Status
The Plan obtained its latest determination letter on April 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Expenses
Costs of administering the Plan are paid by the Sponsor except for investment management fees of individual fund investments which are charged to the respective investment and included in the net appreciation (depreciation) of the investment.  Participating loan processing fees are charged as a reduction to the respective participant accounts.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

3.	Investments

The Plan is invested in a group annuity contract with the Trustee.  The contract allows for a participant-directed investment program in commingled subaccounts sponsored by the Trustee.  Investment options include fixed income, asset allocation, domestic equity, flexible equity, and international equity subaccount options and a guaranteed interest fund.  In addition to the investment options offered through the Trustee, participants may also invest in a pooled account that invests solely in common stock of the Sponsor’s parent, ORI.

	2006		2005
Investments at fair value
Insurance company separate accounts
Domestic equity subaccounts
Large Cap Value	$ 5,006,914	*	$ 3,904,534	*
Indexed Equity	3,519,387	*	2,672,805	*
Small Cap Equity	2,723,873	*	2,518,187	*
Mid Cap Value	2,111,780		1,800,409
Small Cap Growth	1,620,016		1,244,282
Large Cap Growth	491,252		439,381
Mid Cap Growth	405,953		103,693
	15,879,175		12,683,291
International equity subaccount	3,918,901	*	2,009,226
Asset allocation subaccounts
Balanced	3,239,949	*	2,854,256	*
Fixed income subaccount
Bond	1,596,114		1,496,435
Flexible equity subaccount
Growth and Income	916,047		1,608,814
ORI common stock pooled account	7,384,333	*	7,880,866	*

Insurance Company Guaranteed Interest Fund (A)	20,426,930	*	19,632,253	*

Participant loans receivable, interest rates of
4.0% - 9.5%, maturity through December 26, 2011	892,043		971,124

	$ 54,253,492		$ 49,136,265

*	Exceeds 5% of net Plan assets at December 31, 2006 and 2005.

(A)	The contract value of the insurance company guaranteed interest fund was $20,588,135 and $20,021,266 at December 31, 2006 and 2005, respectively.

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

         The net appreciation in fair value of the Plan’s investments for the year ended December 31, 2006, is as follows:

Insurance Company Pooled separate accounts	$ 2,830,472
ORI common stock pooled account	965,205
$ 3,795,677

4.	Guaranteed Interest Fund

The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintains the contributions in a general investment account.  The account is credited with earnings at the guaranteed crediting interest rates in affect for the six month period beginning April 1 and October 1 and charged for participant withdrawals and administrative expenses.  The guaranteed interest rates at April 1, 2006 and October 1, 2006 were 4.25% and 4.40%, respectively.  The guaranteed interest fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because the guaranteed interest fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest fund.  Contact value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on an interest rate agreed upon with the issuer, but it may not be less then three percent.  Such interest rates are reviewed on a semiannual basis (April 1 and October 1) for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan,  or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of an event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed interest fund does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

   Average Yields:                                                                                                  2006                      2005
       Based on actual earnings                                                                                  4.4%                     4.0%
               Based on interest rate credited to participants                                              4.4%             4.0%

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Notes to Financial Statements

5.	Related Party Transactions

Certain Plan investments are insurance pooled separate accounts and a guaranteed interest fund sponsored by Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $72,496 for the year ended December 31, 2006.

6.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer accounts.

7.	Risks and Uncertainties

The Plan offers investments in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefit.

Supplemental Schedule

The Republic Mortgage Insurance Company and Affiliated Companies
Profit Sharing Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006
EIN: 56-1031043
Plan Number: 001

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including			Current
	Lessor, or Similar Party	Number of Units and Rate of Interest	Units/Shares	Cost**	Value

		Guaranteed Interest Account at Fair Value
*	Mass Mutual	Guaranteed Interest Account	186,917		$ 20,426,922
*	Mass Mutual	Holding Account (GIA)			8
					20,426,930
		Pooled Separate Accounts
*	Mass Mutual	Sel Large Cap Value (SIA-J)	25,240		5,006,914
*	Mass Mutual	Sel Indexed Equity (SIA-X)	9,295		3,519,387
*	Mass Mutual	Sel Overseas (SIA-SH)	16,903		2,769,038
*	Mass Mutual	Prm Sm Co Opportunity II (SIA-S)	2,525		2,723,873
*	Mass Mutual	Quest Balanced (SIA-NB)	17,162		2,587,685
*	Mass Mutual	Sel Focus Value (SIA-SV)	8,266		2,111,780
*	Mass Mutual	Sel Sm Cap Grwth Equity (SIA-SC)	8,780		1,620,016
*	Mass Mutual	Prm Core Bond (SIA-E)	1,097		1,588,464
*	Mass Mutual	Int'l New Discovery (SIA-WR)	4,083		1,149,863
*	Mass Mutual	Sel Aggressive Grwth (SIA-SD)	14,585		916,047
*	Mass Mutual	Select Strategic Balanced (SIA-LB)	5,479		652,264
*	Mass Mutual	Prm Capital Appreciation (SIA-NC)	2,967		491,252
*	Mass Mutual	Sel Mid Cap Growth II (SIA-W9)	1,797		405,953
*	Mass Mutual	Prm Infl-Prot Bond (SIA-Y)	57		7,650
					25,550,186

*	Outside Fund	ORI Common Stock Pooled Account	209,340		7,384,333

*	Participants loans receivable	Interest rates of 4.0% to 9.5%			892,043
		maturity through December 26, 2011
					$ 54,253,492

*    Indicates an asset which is a party-in-interest to the Plan.

**  Cost information may be omitted as Plan assets are participant directed.